SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated June 1, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
Thursday June 1, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
SHUTDOWN EXTENDED AT GRAND RAPIDS, MINNESOTA OSB PLANT
Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced that production continues to be curtailed at the company’s oriented strand board (OSB) facility in Grand Rapids, Minnesota. Following an extended closure which revitalized the press equipment, the facility resumed production on May 23rd. However, on May 30th the facility was shut down again due to further problems with newly installed hydraulic components. Ainsworth is working with all affected customers and will attempt to resume production on June 6th.
In Minnesota, Ainsworth employs approximately 600 employees at their three OSB manufacturing facilities in Grand Rapids, Cook, and Bemidji. The Grand Rapids plant has an annual production capacity of approximately 390 million square feet (3/8” basis). Headquartered in Vancouver, British Columbia, Ainsworth is North America’s fourth largest manufacturer and marketer of OSB. For more information about Ainsworth visit www.ainsworth.ca
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Media and Investor Relations Contact:
Bruce Rose, General Manager, Corporate Development
bruce.rose@ainsworth.ca